

Mail Stop 3561

May 1, 2008

Mr. Thomas J. Webb
Executive Vice President & Chief Financial Officer
CMS Energy Corporation
Consumers Energy Company
One Energy Plaza
Jackson, Michigan 49201

> **RE: CMS Energy Corporation**
> **File No. 1-9513**
> **Consumers Energy Company**
> **File No. 1-5611**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**

Dear Mr. Webb:

We have reviewed the responses in your letter dated April 22, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Item 8. Financial Statements and Supplementary Data, page 40

CMS Energy Corporation Consolidated Financial Statements, page CMS-35

Note 4: Financing and Capitalization, page CMS-68

1.   We have reviewed your response to comment one in our letter dated April 8, 2008. Please provide us further support for your position that the dividend restrictions imposed by the Federal Power Act and Natural Gas Act do not require the inclusion of Schedule I of Rule 5-04 of Regulation S-X or the disclosure required by Rule 4-08(e)(3) of Regulation S-X. In your response, please cite any legal precedents that define whether a dividend is "excessive." Based on our limited review of several final orders issued by the FERC with respect to petitions for dividend declarations, it appears that dividends are generally not considered "excessive" as long as they are payable out of, and *do not exceed* retained

earnings. Please address whether it is reasonable to assume that dividends in excess of retained earnings could be considered "excessive." If so, it would appear that the net assets of your regulated subsidiaries in excess of retained earnings would be restricted assets as defined in Rule 4-08(e)(3) of Regulation S-X thus necessitating Schedule I. Please note that the requirement to provide Schedule I is premised on the fact that holding companies of subsidiaries subject to some degree of regulation may not exercise the level of control which consolidated financial statements lead users to presume. The cited industries in ASR 302 are banking and insurance but such guidance applies to any holding company in which the ability to transfer net assets to the parent is limited. Thus please ensure your response comprehends the spirit upon which the Rule is based.

Note 9: Income Taxes, page CMS-85

2.   We reviewed your response to comment number two from our letter dated April 8, 2008. Please tell us your basis for recharacterizing $93 million in tax reserves for potential tax audit exposures as valuation allowances in connection with adopting FIN 48. Tell us whether the specific tax positions that were covered by the $93 million in pre-FIN 48 tax reserves related to recorded deferred tax assets. If so, please quantify the amount of tax reserves attributable to each deferred tax asset, including the capital loss carryforwards and book to tax basis differences of foreign subsidiaries.

3.   Reference is made to the reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal year 2007. Please tell us the reason(s) for the significant decrease in unrecognized tax benefits attributable to tax positions taken during prior periods.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

Mr. Thomas J. Webb
CMS Energy Corporation
May 1, 2008
Page 3

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief